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APPROXIMATE LOCATION

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Teton Bagel

American Restaurant

Rexburg, ID
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Teton Bagel is seeking investment to open a location in Rexburg; serving fresh homemade bagels, teas, coffee and more.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $10,000 invested.
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INVESTOR PERKS

Teton Bagel is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Free T Shirt Invest $100 or more to qualify. 50 of 50 remaining

Get your one Teton Bagel shirt for supporting our new business! T Shirt includes our logo.

Teton Bagel Mug Invest $500 or more to qualify. 48 of 48 remaining

Receive our Teton Bagel Mug and T-shirt. Both include our logo!

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This is a preview. It will become public when you start accepting investment.
WHAT WE DO

Working on a farm here in Idaho has taught me a lot about the Earth, its people and the animals that we care for here. I've been able to be a part of growing some of the freshest foods and cleanest wheat to use in our baking.

All our food is locally grown and harvested without the harsh chemicals. If fresh and you can telll!
Our beef is raised humanely and without cruelty. That means no hormones, free range, grass fed and loved.
We also don't use equipment, besides and oven, when baking. Everything is handmade; every step of the way.
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This is a preview. It will become public when you start accepting investment.
AN ODD PLACE

Idaho is known for its rough peoples, farmers and ranchers, but even a farmer can't turn down fresh baked goods. Its definitely an odd place for a bagel shop, but that's why its perfect. Every farmer that has tried a Teton Bagel has given us a thumbs up!

Southeast Idaho doesn't have much to offer in the restaurant world, but our college town is booming and has seen amazing growth. Most restaurants here are fast food and offer quick service. This would be a warm place where you can stay awhile and enjoy it.
I want to bring back the traditional farming life and bake real breads and bagels and serve those in the community with what the community grows.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Ryan
Owner

My name is Ryan! I live in a small town called Menan, ID. I grew up in various parts of the world as my father's career took us to Africa for the majority of my teenage years. Throughout my travels, I learned to connect with people and learn what makes them happy (most of the time over food).

My mother was a culinary arts teacher that taught me everything I know about food. We would always bake together and experiment with new recipes, creating our own and baking some pretty awful batches along the way.

I grew up loving cooking and baking and took that with me when I left home. I would always cook for myself and friends and one day cooked my first meal for my now wife and best friend, though I never thought about turning it into a business.

My wife, Dalton, and I moved to Phoenix, AZ together where I took a job at a small business in the tech industry. I learned so much about running small businesses and working with a great group of motivated people. I soon left and starting my own business. We started with nothing but soon grew into a thriving business!

Near the end of 2019, I made a poor investment decision in the business and it ended up costing us everything. We closed down and moved to Idaho with only a few dollars to our name. The one thing that got me through the transition, however; was baking. I made bread and bagels and made amazing sandwiches and shared them with family and neighbors.

People kept asking for my bagels every week. So I made more and more and it made me happier than I have ever been; to make food for others and have them enjoy it. I learned a lot about business from my past ventures and mistakes, much like my baking, and now I can put those two together and create my restaurant.

I believe that failure makes us reflect more on ourselves in the process of knowing who we are and what our goals are in life. I've learned so much in these past 6 years and know that I have finally found my passion.

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Q&A

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Equipment $17,000
Mainvest Compensation $1,800
Building Renovation and Supplies $11,200
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $450,000 $495,000 $529,650 $556,132 $572,815
Cost of Goods Sold $135,000 $148,500 $158,895 $166,839 $171,843
Gross Profit $315,000 $346,500 $370,755 $389,293 $400,972

EXPENSES

Rent $54,000 $55,350 $56,733 $58,151 $59,604
Utilities $20,000 $20,500 $21,012 $21,537 $22,075
Salaries $84,000 $92,400 $98,868 $103,811 $106,925

Insurance $6,000 $6,150 $6,303 $6,460 $6,621

Repairs & Maintenance $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $148,000 $169,025 $184,688 $196,105 $202,438

This information is provided by Teton Bagel. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

$30,000

TARGET

$60,000

MAXIMUM

This investment round closes on February 4, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Teton Bagel

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2.8%-5.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2026

Financial Condition

This is a new business. We have not had the capital to start selling our product or move into a brick and mortar location.

Our beginning process has been very successful in baking and sending our food out to people to test and provide feedback. Everything that we have done up to this point has been testing and making our recipes even better.

I am debt free and have invested about $2000 of my own money in ingredients and toppings to create a menu and share it with others.

Risk Factors

Every business has a risk, especially in the restaurant industry. Rexburg, ID, however, has amazing potential. Our competition is so limited and are not operated well. The gains outweigh such a small risk ten fold.

I am confident in Teton Bagel's ability to succeed. My early research and planning has proved it. My food is delicious and those that have had it want more.

I have spoken with many restaurant owners in this area, the good and the bad, and I see such an amazing opportunity to do something great here.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Teton Bagel to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Teton Bagel operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Teton Bagel is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Teton Bagel competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Teton Bagel's core business or the inability to compete successfully against the with other competitors could negatively affect Teton Bagel's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Teton Bagel and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Teton Bagel is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Teton Bagel might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Teton Bagel is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Teton Bagel nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Changes in Economic Conditions Could Hurt Teton Bagel

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Teton Bagel's financial performance or ability to continue to operate. In the event Teton Bagel ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Teton Bagel's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Uninsured Losses

Although Teton Bagel will carry some insurance, Teton Bagel may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Teton Bagel could incur an uninsured loss that could damage its business.

Lack of Ongoing Information

Teton Bagel will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Teton Bagel is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Teton Bagel needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Teton Bagel is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Teton Bagel fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Teton Bagel, and the revenue of Teton Bagel can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Teton Bagel to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Teton Bagel. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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